Salomon Brothers New York Municipal Bond Fund

                7 World Trade Center, New York, New York 10048


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS




                                   March __, 1997

To the Stockholders:

     Notice is hereby given that a Special Meeting (the "Meeting") of Stockholders of Salomon Brothers New York Municipal Bond Fund (the "Fund"), a series of Salomon Brothers Series Funds Inc, will be held at 7 World Trade Center, 2nd Floor Auditorium, New York, New York on April 29, ,1997 at 4 p.m., New York time, for the following purposes:

     (1) To consider and act upon a proposal to liquidate the Salomon Brothers New York Municipal Bond Fund; and
     (2) To transact such other business as may properly come before the Meeting or any adjournment thereof.

     The close of business on March 10, 1997 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting or any adjournment thereof.



                                   By Order of the Board of Directors,




                                   JENNIFER G. MUZZEY
                                   Secretary





   TO AVOID UNNECESSARY EXPENSE OR FURTHER SOLICITATION, WE URGE YOU to indicate voting instructions on the enclosed proxy, date and sign it promptly in the envelope provided, no matter how large or small your holdings may be.

                     Instructions for Signing Proxy Cards

     The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense to the Fund involved in validating your vote if you fail to sign your proxy card properly.

     1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

     2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to a name shown in the registration.

     3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:


             Registration          Valid Signature
             ------------          ---------------

Corporate Accounts
------------------
(1) ABC Corp. . . . . . . . . . . . ABC Corp.
(2) ABC Corp. . . . . . . . . . . . John Doe, Treasurer
(3) ABC Corp. . . . . . . . . . . . John Doe c/o John Doe, Treasurer
(4) ABC Corp. Profit Sharing Plan . John Doe, Trustee

Trust Accounts
--------------
(1) ABC Trust . . . . . . . . . . . Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee  . . . . . Jane B. Doe u/t/d 12/28/78

Custodial or Estate Accounts
----------------------------
(1) John B. Smith, Cust.  . . . . . John B. Smith f/b/o John B. Smith, Jr. UGMA
(2) John B. Smith . . . . . . . . . John B. Smith, Jr., Executor

                 Salomon Brothers New York Municipal Bond Fund


                7 World Trade Center, New York, New York 10048

                                PROXY STATEMENT



     This proxy statement is furnished in connection with the solicitation by the Board of Directors of Salomon Brothers Series Funds Inc (the "Company") of proxies to be used at a special meeting (the "Meeting") of stockholders of Salomon Brothers New York Municipal Bond Fund (the "Fund") to be held at 7 World Trade Center, New York, New York, on April 29, 1997 at 4 p.m., New York time (and at any adjournment or adjournments thereof). This proxy statement and the accompanying form of proxy are first being mailed to stockholders on or about March __, 1997. Stockholders who execute proxies retain the right to revoke them in person at the Meeting or by written notice received by the Secretary of the Company at any time before they are voted. Unrevoked proxies will be voted in accordance with the specifications thereon and, unless specified to the contrary, will be voted FOR Proposal 1. The close of business on March 10, 1997 has been fixed as the record date (the "Record Date") for the determination of stockholders entitled to notice of and to vote at the Meeting. Each stockholder is entitled to one vote for each full share and an appropriate fraction of a vote for each fractional share held. For purposes of the proposal to be considered at the Meeting, all classes of shares will vote as a single class. On March 10, 1997, there were shares of the Fund's Capital Stock issued and outstanding.

     In accordance with the Company's Charter and By-Laws, a quorum is constituted by the presence in person or by proxy of the holders of record of one-third of the outstanding shares of Capital Stock of the Fund entitled to vote at the Meeting (without regard to class). In the event that a quorum is not present at the Meeting, or in the event that a quorum is present but sufficient votes to approve any of the proposals are not received, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares represented at the Meeting in person or by proxy. The persons named as proxies will vote those proxies which they are entitled to vote FOR or AGAINST any such proposal to adjourn to another date in their discretion. A stockholder vote may be taken on one or more proposals in this proxy statement prior to any such adjournment if sufficient votes have been received for approval. Abstentions and Broker Non-Votes do not count as votes cast with respect to any proposal. With respect to a proposal requiring the affirmative vote of a majority of the outstanding shares of Capital Stock, abstentions and Broker Non-Votes are effectively votes against such proposal. Broker Non-Votes are shares held in the name of a broker or nominee for which an executed proxy is received by the Fund, but are not voted on the proposal because voting instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power.

     Salomon Brothers Asset Management Inc ("SBAM"), whose principal business address is 7 World Trade Center, New York, New York 10048, is the Fund's investment manager. Investors Bank & Trust Company ("IBT"), located at 89 South Street, Boston, Massachusetts 02111, is the Fund's administrator.

        Proposal 1: Approval of the Liquidation of the Salomon Brothers
                         New York Municipal Bond Fund

     On behalf of the Fund, the Company's manager and principal underwriter, SBAM and Salomon Brothers Inc ("SBI"), have engaged in various marketing efforts to increase the size of the Fund in order to make it a desirable investment vehicle for stockholders and a sound business proposition for SBAM and SBI. Generally, as the asset size of a fund grows, the fund benefits from the economies of scale involved with spreading the fund's fixed expenses for, among other things, transfer agency services, custodian services and accounting services over a greater amount of assets. Without growth of assets, such expenses can diminish significantly or eradicate a fund's investment return. The following table sets forth the net assets and net
asset value per share of each class of the Fund's shares as of              ,
1997:


                 Net Assets          Net Asset Value per Share
                 ----------          -------------------------

Class A
      B
      C
      O


At this level, the Fund's actual operating expenses would have a significant adverse affect on the Fund's performance. For example, for the year ended December 31, 1996, the ratio of the Fund's total expenses to average net assets, with and without SBAM's waivers and expense reimbursements referred to below, and the total return (taking into account SBAM's waivers and reimbursements) was as follows:

               Expense Ratio             Expense Ratio              Total
               without reimbursement     with reimbursement         Return
               ---------------------     ------------------         ------

Class A        1.89%                      .75%                      3.0%
      B        2.64%                     1.50%                      2.3%
      C        2.64%                     1.50%                      2.3%

      O        1.65%                      .50%                      3.4%

     In an effort to avoid the impact of such expense ratios on investors, which would have significantly reduced total returns, SBAM has waived its management fees attributable to the Fund and voluntarily has borne many of the Fund's expenses.

     SBAM's and SBI's efforts to market the Fund have not produced satisfactory results in the form of growth of assets. For example, in February of 1995, in an effort to attract more investment dollars to the Fund and facilitate distribution of the Fund's shares by offering the investing public different purchasing options for shares of the Fund, a multiple pricing system was implemented. Since adoption of the multiple pricing system, however, the Fund's net assets have not grown appreciably. SBAM believes that this is due to several factors, including the relatively small size of assets when the multiple pricing system was adopted, making the Fund more difficult to market than its competitors, relatively low interest rates for fixed income securities and the multiplicity of similar products available in the marketplace.

     Accordingly, the Board of Directors of the Company met on February 26, 1997 to consider the future of the Fund. At the meeting, SBAM advised the Board that it is not likely that it can cause the Fund to increase its assets meaningfully and achieve greater economies of scale and lower expense ratios in the foreseeable future. The Board considered several alternatives, including continuing the Fund without the management subsidies referred to above. The Board concluded that the alternatives considered did not appear likely to result in increased sales of Fund shares sufficient to cause the Fund to achieve a size that would justify its continuation. Therefore, the Board determined it would be in the best interest of the Company and the Fund and its stockholders to eliminate the Fund as a separate series of the Company, subject to stockholder approval.

     If stockholders of the Fund approve the proposal to liquidate the Fund but do not redeem their shares, such stockholders will receive their ratable share of the net distributable assets of the Fund upon liquidation of the Fund. Such liquidation is expected to be effected on or about April 30, 1997, assuming stockholder approval of the proposal to close the Fund, in accordance with a Plan of Liquidation and Dissolution, a copy of which is attached hereto as Exhibit A. The Board of Directors approved the Plan at a
meeting duly held on              , 1997.

     In lieu of receiving their share of the Fund's distributable assets, stockholders may wish to consider exchanging their shares for those of other funds in the Salomon Brothers Investment Series also seeking high current income, namely:

The Cash Management Fund seeks as high a level of current income as is consistent with liquidity and stability of principal. The Fund invests in high-quality, short-term U.S. Dollar denominated money market instruments and seeks to maintain a stable net asset value of a $1.00 a share.

The New York Municipal Money Market Fund seeks as high a level of current income exempt from federal, New York State and New York City personal income taxes as is consistent with liquidity and the stability of principal. The Fund invests primarily in high quality, short-term municipal obligations issued by or on behalf of the State of New York or by its instrumentalities or subdivisions thereof, the interest on which is exempt from federal, New York State and New York City personal income taxes. The Fund seeks to maintain a stable net asset value of $1.00 per share.

The National Intermediate Municipal Fund seeks a high level of current income which is exempt from regular federal income taxes. The Fund seeks to achieve its objective by investing primarily in a portfolio of municipal obligations. The Fund will not invest in municipal obligations that are rated below investment grade at the time of purchase. The Fund intends to emphasize investments in municipal obligations with intermediate maturities and expects to maintain a dollar-weighted average portfolio maturity of three to ten years.

     Stockholders may exchange all or part of their shares of the Fund for the same class of shares of the funds listed above or any of the other funds of the Salomon Brothers Investment Series at the applicable net asset value per share without the imposition of any front-end or contingent deferred sales charge at the time of the exchange.


Summary of Plan of Liquidation and Dissolution

     Effective date of the Plan and cessation of the Fund's activities as a separate series of an investment company. The Plan will become effective on the date of its adoption and approval (the "Effective Date") by the holders of a majority of all the votes cast, whether in person or by proxy, at the Meeting. Following this approval, in accordance with Sections 1, 2, 3 and 5 of the Plan, the Company will: (i) cease to invest the Fund's assets in accordance with its investment objective and will, as soon as reasonable and practicable after the Effective Date, complete the sale of the portfolio securities it holds in order to convert the Fund's assets to cash; (ii) not engage in any business activity in respect of the Fund except for the purpose of winding up its business and affairs, preserving the value of its assets and distributing assets to shareholders after the payment to (or reservation of assets and payment to) all creditors of the Company in respect of the Fund; and (iii) dissolve the Fund in accordance with the Plan.

     Closing of books and restriction of transfer of shares. The interests of stockholders in the assets of the Fund shall be fixed on the basis of their holdings on the Effective Date. On such date, in connection with Section 4 of the Plan, the books of the Company regarding the Fund will be closed.

     Liquidating Distribution. In accordance with Section 7 of the Plan, as soon as practicable after the Effective Date, and in any event within 60 days thereafter, the Company will mail the following to each shareholder of record on the Effective Date who has not redeemed his shares: (i) a liquidating distribution equal to the stockholder's proportionate interest in the remaining assets of the Fund; and (ii) information concerning the sources of the liquidating distribution.

     Expenses of liquidation and dissolution. All of the expenses incurred by the Company in carrying out the Plan will be borne by SBAM.

     Continued operation of the Fund. The Plan provides that the Company's Board of Directors, and subject to the direction of the Board of Directors, the officers, shall have the authority to authorize such variations from, or amendments to, the provisions of the Plan as may be necessary or appropriate to effect the dissolution, complete liquidation and termination of the existence of the Fund in accordance with the purposes to be accomplished by the Plan.


General Tax Consequences

     The following is only a general summary of the United States federal income tax consequences of the Plan. Investors should consult with their own tax advisers for advice regarding the application of current United States federal income tax law in their particular situation and with respect to state, local and other tax consequences of the Plan.

     Any portion of the liquidating distribution paid under the Plan out of tax-exempt interest income, net investment income or net capital gains will be taxed under the Internal Revenue Code of 1986, as amended (the "Code"), in the same manner as any other distribution of the Fund. Accordingly, such amounts will be treated, respectively, as tax-exempt income, ordinary income, or capital gains if designated as a capital gains distribution. The balance of any amount received upon liquidation will be treated for Federal income tax purposes as payment for the shareholder's shares. Thus, a shareholder who is a United States resident or citizen will be taxed only to the extent the fair market value of the balance of the distribution exceeds his basis in such shares. If the amount received is less than his basis, the stockholder will recognize a loss. Such gain or loss will be a capital gain or capital loss to the stockholder if his shares are held as capital assets.

     Capital gains are taxable at a maximum rate of 28 percent. The deductibility of capital losses is subject to limitations.

     Under certain provisions of the Code, some stockholders may be subject to a 31% withholding tax on the liquidating distribution ("backup withholding"). Generally, stockholders subject to backup withholding will be those for whom a taxpayer identification number is not on file with the Company or who, to the Company's knowledge, have furnished an incorrect number.

     Further information to stockholders concerning the sources of the distribution proceeds will be forwarded to stockholders with the liquidating distribution.

Required Vote

     Approval of the liquidation of the Fund will require the affirmative vote of a majority of all the votes cast, whether in person or by proxy, at a meeting at which a quorum is present.

Status of the Fund if the Proposal is not Approved

     In the event stockholders do not approve the Plan, the Fund will continue to operate as a separate series of the Company in accordance with its stated investment objective and policies. The Board of Directors presently intends to re-submit the Plan or another plan of liquidation and dissolution to stockholders for future consideration if they do not approve the Plan at the Meeting.


Principal Stockholders

     As of March 10, 1997, no Officer or Director of the Fund owned any shares of the Fund. Certain Officers of the Fund own shares of Salomon Inc, the parent company of the Manager. Such Officers own, in the aggregate, less than 1% of the outstanding shares of Salomon Inc. Set forth below is a list of all stockholders of the Fund which, to the Fund's knowledge, were the beneficial owners of five percent or more of the shares of the Fund's Capital Stock outstanding on March 10, 1997:


                              Number of Shares
                              Beneficially Owned           Percentage
                                     As of                     of
Name and Address              March 10, 1997           Shares Outstanding
---------------------------   ------------------       ------------------





Proposals to be submitted by Stockholders
     The Fund does not generally hold an Annual Meeting of Stockholders. Stockholders wishing to submit proposals for inclusion in a proxy statement for a subsequent stockholders' meeting should send their written proposals to the Secretary of the Company at the address set forth on the cover of the proxy statement.


Expenses of Proxy Solicitation

     The costs of preparing, assembling and mailing material in connection with this solicitation of proxies will be borne by SBAM. Proxies may also be solicited personally by officers of the Company and by regular employees of SBAM or its affiliates, or other representatives of the Fund or by telephone or telegraph, in addition to the use of the mails. Brokerage houses, banks and other fiduciaries may be requested to forward proxy solicitation materials to their principals to obtain authorization for the execution of proxies, and they will be reimbursed by SBAM for such out-of-pocket expenses.

Other Information

     The annual report for the Salomon Brothers Investment Series containing the Fund's financial statements for the fiscal year ended December 31, 1996 is available free of charge, by writing to the Fund c/o Salomon Brothers Asset Management Inc at the address on the front cover or by calling 1-800-SALOMON.

Other Business

     The Board of Directors of the Fund does not know of any other matter which may come before the Meeting.




March     , 1997

                                                                     EXHIBIT A

                 SALOMON BROTHERS NEW YORK MUNICIPAL BOND FUND

                      PLAN OF LIQUIDATION AND DISSOLUTION

     The following Plan of Liquidation and Dissolution (the "Plan") of Salomon Brothers New York Municipal Bond Fund (the "Fund"), a series of Salomon Brothers Series Funds Inc (the "Company"), which has operated since 1993 as a separate series of the Company, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), is intended to accomplish the complete liquidation and dissolution of the Fund in conformity with the provisions of the Company's Charter, as amended.

     WHEREAS, the Company's Board of Directors has deemed that in its judgment it is advisable and in the best interests of the Company and the Fund and its stockholders to liquidate and dissolve the Fund and at a meeting of the Board of Directors on ______ __, 19__ has considered and adopted this Plan as the method of liquidating and dissolving the Fund and has directed that this Plan be submitted to the Fund's stockholders for approval;

     NOW, THEREFORE, the liquidation and dissolution of the Fund shall be carried out in the manner hereinafter set forth:

     1. Effective Date of Plan. The Plan shall be and become effective only upon the adoption and approval of the Plan at a meeting of stockholders called for the purpose of voting upon the Plan, by the affirmative vote of a majority of all the votes cast, whether in person or by proxy. The date of such adoption and approval of the Plan by stockholders is hereinafter called the "Effective Date."

     2. Dissolution. As promptly as practicable, consistent with the provisions of the Plan, the Fund shall be dissolved.

     3. Cessation of Business. After the Effective Date, the Company shall cease operation of the Fund as a separate series of the Company and shall not engage in any business activities on behalf of the Fund except for the winding up of the Fund's business and affairs, preserving the value of the Fund's assets and distributing the Fund's assets to stockholders in accordance with the provisions of the Plan after the payment to (or reservation of assets for payment to) all creditors of the Company in respect of the Fund.

     4. Restriction of Transfer and Redemption of Shares. The interests of stockholders in the assets of the Fund shall be fixed on the basis of their stockholdings at the close of business on the Effective Date. On the Effective Date, the books of the Fund shall be closed.

     5. Liquidation of Assets. As soon as is reasonable and practicable after the Effective Date, and in any event within one week thereafter, all portfolio securities of the Fund shall be converted to cash or cash equivalents.

     6. Payments of Debts. As soon as practicable after the Effective Date, and in any event within one week thereafter, the Company shall determine, and _______________________________________ shall pay, the amount of all known or reasonably ascertainable liabilities of the Fund incurred or expected to be incurred prior to the date of the liquidating distribution provided for in
Section 7 below.

     7. Liquidating Distribution. As soon as practicable after the Effective Date, and in any event within 60 days thereafter, the Company will mail the following to each stockholder of the Fund of record on the Effective Date who has not redeemed his shares: (i) a liquidating distribution equal to the stockholder's proportionate interest in the remaining assets of the Fund; and (ii) information concerning the sources of the liquidating distribution.

     8. Expenses of the Liquidation and Dissolution. All of the expenses incurred by the Company in carrying out this Plan will be borne by Salomon Brothers Asset Management Inc.

     9. Power of Board of Directors. The Company's Board of Directors and, subject to the direction of the Board of Directors, the officers, shall have authority to do or authorize any or all acts and things as provided for in the Plan and any and all such further acts and things as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the execution and filing of all certificates, documents, information returns, tax returns, forms, and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the 1940 Act or the Securities Act of 1933, as amended.

     The death, resignation or other disability of any Director or any officer of the Company shall not impair the authority of the surviving or remaining Directors or officers to exercise any of the powers provided for in the Plan.

     10. Amendment of Plan. The Board shall have the authority to authorize such variations from or amendments of the provisions of the Plan (other than the terms of the liquidating distribution) as may be necessary or appropriate to effect the dissolution, complete liquidation and termination of existence of the Fund, and the distribution of assets to shareholders in accordance with the purposes to be accomplished by the Plan.




Dated:              , 1997